UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                                   Yahoo! Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   984332-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------

            RONALD FISHER                           STEPHEN A. GRANT, ESQ.
        SOFTBANK HOLDINGS INC.                       SULLIVAN & CROMWELL
          1188 CENTRE STREET                           125 BROAD STREET
       NEWTON CENTER, MA 02459                        NEW YORK, NY 10004
           (617) 928-9300                               (212) 558-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 7, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)
                               Page 1 of 8 Pages

---------------------                                         -----------------
CUSIP NO. 984332-10-6                 13D                     PAGE 2 OF 8 PAGES
---------------------                                         -----------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK America Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        OO
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER

  NUMBER OF      --------------------------------------------------------------
   SHARES        8.   SHARED VOTING POWER
BENEFICIALLY             113,826,105
 OWNED BY        --------------------------------------------------------------
    EACH         9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH     --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         113,826,105
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        113,826,105
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.9%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        HC, CO
-------------------------------------------------------------------------------

---------------------                                         -----------------
CUSIP NO. 984332-10-6                 13D                     PAGE 3 OF 8 PAGES
---------------------                                         -----------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK Holdings Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER

  NUMBER OF      --------------------------------------------------------------
   SHARES        8.   SHARED VOTING POWER
BENEFICIALLY             113,826,105
 OWNED BY        --------------------------------------------------------------
    EACH         9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH     --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         113,826,105
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        113,826,105
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.9%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        HC, CO
-------------------------------------------------------------------------------

---------------------                                         -----------------
CUSIP NO. 984332-10-6                 13D                     PAGE 4 OF 8 PAGES
---------------------                                         -----------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK Corp.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
-------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER

  NUMBER OF      --------------------------------------------------------------
   SHARES        8.   SHARED VOTING POWER
BENEFICIALLY             113,826,105
 OWNED BY        --------------------------------------------------------------
    EACH         9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH     --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         113,826,105
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        113,826,105
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.9%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        HC, CO
-------------------------------------------------------------------------------

---------------------                                         -----------------
CUSIP NO. 984332-10-6                 13D                     PAGE 5 OF 8 PAGES
---------------------                                         -----------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Masayoshi Son
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
-------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER

  NUMBER OF      --------------------------------------------------------------
   SHARES        8.   SHARED VOTING POWER
BENEFICIALLY             113,826,105
 OWNED BY        --------------------------------------------------------------
    EACH         9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH     --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         113,826,105
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        113,826,105
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.9%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------------

         SOFTBANK America Inc., a Delaware corporation ("SB America"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Mr. Masayoshi Son, a Japanese citizen ("Mr. Son" and, together with SB America, SBH and SOFTBANK, the "Reporting Persons"), hereby amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended and supplemented, with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Yahoo! Inc., a Delaware corporation (the "Issuer"), beneficially owned by them. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 5.  Interest in Securities of the Issuer.

         The percentage of the Issuer's outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 572,853,000 shares of Common Stock reported by the Issuer as outstanding at July 31, 2001 in the Issuer's Form 10-Q for the quarter ended June 30, 2001.

         SB America is a wholly-owned subsidiary of SBH, which in turn is a wholly-owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns, as of March 31, 2001, an approximately 37.16% interest in SOFTBANK. Accordingly, securities owned by SB America may be regarded as being beneficially owned by SBH; securities owned by SBH may be regarded as being beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.

         On September 7, 2001, SB America sold 4,959,423 shares of Common Stock at $11.09 per share to the Issuer.

         Eric Hippeau, a director of the Issuer and President and Executive Managing Director of SOFTBANK International Ventures, currently holds options to purchase 290,000 of the shares held by the Reporting Persons at $1.65625 per share and 135,360 of the shares held by the Reporting Persons at approximately $5.485 per share, and Ronald D. Fisher, Vice Chairman of SBH, currently holds options to purchase 22,560 of the shares held by the Reporting Persons at $5.485 per share. On July 26, 2001, Mr. Hippeau, pursuant to the exercise of an option, acquired 100,000 shares from the Reporting Persons at $1.65625 per share.

Item 7.  Material to be filed as Exhibits.

17. Agreement of Joint Filing, dated as of January 11, 1999, among SB America, SBH, SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. (Filed as Exhibit 6 to Amendment No. 1 to the Statement on Schedule 13D filed on January 12, 1999 by SOFTBANK and others with respect to the Common Stock of the Issuer and incorporated herein by reference.)



                               Page 6 of 8 Pages

18.  Power of Attorney  by  SOFTBANK  and Mr.  Son.  (Filed  with  Statement  on
     Schedule 13G filed on February 17, 1998 by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. with respect to the Common Stock of Concentric Network Corporation and incorporated herein by reference.)



                  [Remainder of page left intentionally blank]







                               Page 7 of 8 Pages

                                   SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2001

                                            SOFTBANK AMERICA INC.



                                            By:  /s/ Stephen A. Grant
                                               ---------------------------------
                                               Secretary

                                            SOFTBANK HOLDINGS INC.



                                            By:  /s/ Stephen A. Grant
                                               ---------------------------------
                                               Secretary

                                            SOFTBANK CORP.



                                            By:  /s/ Stephen A. Grant
                                               ---------------------------------
                                               Attorney-in-fact

                                            MASAYOSHI SON



                                            By:  /s/ Stephen A. Grant
                                               ---------------------------------
                                               Attorney-in-fact


                               Page 8 of 8 Pages